UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62957/September 21, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14008

In the Matter of   :

                                 :

                                 :   ORDER MAKING FINDINGS

FOUR CRYSTAL FUNDING, INC.   :   AND REVOKING REGISTRA-

                                 :   TION BY DEFAULT

                                 :

                                 :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 16, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered the OIP to Four Crystal Funding, Inc. (Four Crystal), on August 18, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answer has been received, and the time for filing an Answer has expired.

On September 1, 2010, I required Four Crystal to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No reply has been received, and the time for replying has expired. Accordingly, Four Crystal is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Four Crystal (CIK No. 0945481) is a Florida corporation currently located in Weston, Connecticut. It has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Four Crystal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since its predecessor Pro Tech Communications, Inc., filed a Form 10-Q for the period ended June 30, 2006, which reported a net loss of $1,940,433 for the prior three months. Its securities are quoted on the Pink Sheets operated by Pink OTC Markets Inc. under the symbol "FCRS."

Four Crystal is delinquent in its periodic filings with the Commission. In particular, it has not filed a periodic report with the Commission since August 2006.

The Division of Corporation Finance sent a delinquency letter to Four Crystal requesting compliance with its periodic filing obligations. Four Crystal has not filed any periodic reports after being sent the delinquency letter.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Form 10-K), and Rule 13a-13 requires issuers to file quarterly reports (Form 10-Q).

As a result of the foregoing, Four Crystal failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IT IS ODERED THAT the registration of each class of registered securities of Four Crystal Funding, Inc., is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge